787 Seventh Avenue New York, NY 10019-6099
Tel: 212 728 8000 Fax: 212 728 8111

April 23, 2018

VIA EDGAR CORRESPONDENCE

Ms. Sally Samuel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	EnTrustPermal Alternative Core Fund (the “fund”), a series of Legg Mason Partners

Equity Trust (the “Trust”)

Post-Effective Amendment No. 409 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Ms. Samuel:

The Trust filed the Amendment on February 23, 2018 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of May 1, 2018. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned and Tara Gormel of Legg Mason & Co., LLC on April 10, 2018. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Trust. Capitalized terms have the meanings assigned in the Amendment unless otherwise defined in this letter.

General

Comment No. 1: In the 485(b) filing, please update or complete any information in the Amendment that is missing or that is included in brackets.

Response: The Trust will update or complete any information in the Amendment that is missing or that is included in brackets in the 485(b) filing.

Comment No. 2: You asked the Trust to respond to the comments in a letter filed on EDGAR. You asked the Trust to include any revised disclosure so that you may review and respond to the Trust prior to the 485(b) filing the Trust will make with respect to the fund.

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Response: As requested, we have filed this letter on behalf of the Trust, which includes any revised disclosure, on EDGAR as a CORRESP filing.

Comment No. 3: You asked the Trust to update the fund’s series and class identifiers in the EDGAR system.

Response: The Trust submits that the fund’s series and class identifiers on EDGAR are current.

Prospectus

Subsidiary-Related Disclosure

Comment No. 4: In an appropriate location, please disclose and/or confirm the following items or identify where this disclosure appears in the registration statement:

a)	Disclose that each investment manager and subadviser to the fund’s wholly-owned subsidiary, Alternative Core Fund Ltd. (the “subsidiary”), complies with the provisions of the Investment Company Act of 1940 (the “1940 Act”) related to investment advisory contracts as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. If the same person is the investment manager and/or subadviser to both the fund and the subsidiary, then for purposes of complying with Section 15(c) of the 1940 Act, the review of the fund’s and subsidiary’s advisory agreements may be combined.

b)	Disclose that the subsidiary complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis.

c)	Disclose that the subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and identify each custodian of the subsidiary.

d)	Provide a representation that the financial statements of the subsidiary have been consolidated with those of the fund, that the management fee for the subsidiary will be included in the “Management fees” line item and that the subsidiary’s expenses will be included in the “Other expenses” line item in the fund’s fees and expenses table.

e)	Confirm supplementally that the subsidiary and its Board of Directors will agree to designate an agent for service of process in the United States and that the subsidiary and its Board of Directors will agree to inspection by the U.S. Securities and Exchange Commission (the “SEC”) staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

f)	Confirm supplementally that the fund’s investments in gold will be made through the subsidiary.

Response: The Trust’s responses are provided below in the same order as the comments.

a)	The management and subadvisory agreements applicable to the fund also cover the management of the assets of the subsidiary. There are no separate management or subadvisory agreements for the subsidiary. The Trust’s Board of Trustees reviews and approves the continuance of these agreements in compliance with Section 15(c) of the 1940 Act.

b)	The section of the Prospectus titled “More on the fund’s investment strategies, investments and risks – More on the fund’s risks — Subsidiary risk” currently discloses that the subsidiary has the same restrictions and limitations as the fund and follows the fund’s compliance policies, and that the fund and the subsidiary test for compliance with certain investment restrictions and limitations on a consolidated basis. The Trust respectfully submits that this disclosure is responsive to the staff’s comment.

c)	The Trust confirms that the subsidiary complies with the provisions relating to affiliated transactions and custody in Section 17 and the rules thereunder. As noted above, the section of the Prospectus titled “More on the fund’s investment strategies, investments and risks – More on the fund’s risks — Subsidiary risk” currently discloses that the fund and the subsidiary have the same restrictions and limitations and that the subsidiary follows the fund’s compliance policies. The fund and the subsidiary use the same custodians, State Street Bank and Trust Company and The Bank of New York Mellon.

d)	The Trust confirms that the financial statements of the subsidiary have been consolidated with those of the fund and that the subsidiary’s net operating expenses are included in the “Management fee” and “Other expenses” line items of the fund’s fees and expenses table. The financial highlights shown in the Prospectus are consolidated financial highlights and the financial statements incorporated by reference into the Statement of Additional Information (the “SAI”) are all consolidated. In addition, as noted above, the fund’s investment management agreement covers the management of the subsidiary, and accordingly there is no separate management fee for the subsidiary.

e)	The Trust confirms that the subsidiary and its Board of Directors have designated an agent for service of process in the United States. The Trust confirms that the subsidiary and its Board of Directors have agreed to inspection of the subsidiary’s books and records by the SEC staff and that the subsidiary’s books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

f)	The Trust confirms that any investments in gold will be made through the subsidiary.

Fees and expenses of the fund

Comment No. 5: In the fee table, other expenses for Class R shares are estimated. You noted that the staff takes the position that to show estimated expenses for a share class, even if the class is new, there must be an expense component for that class that is different from the expenses for the other classes. Please explain what component of Class R expenses is different from the expenses for the other classes in order to show Class R expenses as estimated. If there is no such component, then other expenses for Class R should not be shown as estimated.

Response: Transfer agency fees are different for Class R shares than for other classes, which is the reason that other expenses for Class R are noted as estimated for the current fiscal year.

Principal investment strategies

Comment No. 6: You noted that the “Principal investment strategies” section should be rewritten in “plain English.”

Response: The disclosure has been clarified as requested. The revised disclosure appears in the Appendix to this letter.

Comment No. 7: You noted that the language in the first paragraph under “Principal investment strategies” discloses that the fund will typically invest 50% to 100% of its total assets in alternative investments, while the third paragraph states that the fund may not invest more than 10% of its total assets in any one investment considered by EnTrustPermal Partners Offshore LP (“EPOLP”), the fund’s subadviser, to be an alternative investment. You asked that the Trust reconcile these two statements.

Response: The Trust respectfully believes that the two statements are not inconsistent. The fund will typically invest 50% to 100% of its total assets in alternative investments, but no one of those alternative investments may be greater than 10% of the fund’s total assets.

Comment No. 8: You noted that the fund will invest in hedge funds. You had the following comments:

a)	Please disclose how much of the fund’s assets will be invested in hedge funds.

b)	Please disclose how hedge fund investments will be treated for liquidity purposes. The staff takes the position that investments in hedge funds should be considered illiquid.

Response: The Trust’s responses are provided below in the same order as the comments.

a)	Investments in hedge funds are not a principal investment strategy for the fund. Rather, the fund may invest in hedge fund strategies, including through the use of one or more total return swaps. The fund’s investment in hedge fund strategies is subject to its restrictions that (1) it may not invest more than 10% of its total assets either directly or through swaps in any one investment considered to be an alternative investment by its subadviser and (2) it may not invest more than 10% of its total assets in the notional value of swaps seeking to replicate the returns of one or more specific hedge funds. The disclosure has been amended as follows:

The fund may not invest more than 10% of its total assets in any one investment considered by EPOLP to be an alternative investment. ~~For purposes of this restriction, all investments in hedge funds will be considered alternative investments.~~

b)	The Trust respectfully declines to add disclosure to the Prospectus regarding the treatment of hedge funds treated for liquidity purposes because investments in hedge funds are not a principal investment strategy of the fund.

Comment No. 9: Only principal strategies and risks should be disclosed in the summary section of the Prospectus in response to Item 4 of Form N-1A. Strategies or risks that are not principal should be disclosed in response to Item 9 of Form N-1A in the Prospectus or the SAI. Please confirm that the principal strategies and risks disclosed in the summary section of the Prospectus in response to Item 4 of Form N-1A align with and correspond to the fund’s principal investments.

Response: The Trust confirms that the principal strategies and risks disclosed in the summary section of the Prospectus in response to Item 4 of Form N-1A align with and correspond to the fund’s principal investments.

Comment No. 10: You noted that in the fourth paragraph under “Principal investment strategies,” the disclosure states that EPOLP will allocate assets to securities and other instruments, various exchange-traded funds (“ETFs”) or other underlying funds which, in its opinion, are consistent with its “guidelines.” You asked the Trust to clarify what is meant by “guidelines” in this section.

Response: The disclosure has been revised as follows (revised language is bolded and italicized): “EPOLP will allocate assets to securities and other instruments, various ETFs or other underlying funds which, in its opinion, are consistent with the fund’s investment policies and strategies and invest in the markets and strategies as identified by its thematic asset allocation process.”

Comment No. 11: Please provide a summary of how the fund selects investments in the “Principal investment strategies” section in response to Item 4.

Response: The disclosure has been added as requested. The new disclosure appears in the Appendix to this letter.

Comment No. 12: You noted that the disclosure in response to Item 4 discusses the fund’s investments in total return swaps that reflect the return of a “basket” of securities, derivatives or commodity interests actively managed by a third-party investment manager identified by EPOLP. Please disclose information regarding the third-party manager identified by EPOLP in Item 9. If it is a subadviser to the fund, then please disclose the information required by Form N-1A with respect to subadvisers to a fund. We may have further comments.

Response: The Trust confirms that the subadviser does not have contractual relationships with any third-party investment manager. The disclosure has been revised in each of Item 4 and Item 9 accordingly, as follows:

The fund may obtain exposure to investment strategies (including hedge fund strategies) through the use of one or more total return swaps through which the fund makes payments to a counterparty (at either a fixed or variable rate) in exchange for receiving from the counterparty payments that reflect the return of a “basket” of securities, derivatives or commodity interests ~~actively managed by a third-party investment manager identified by EPOLP~~.

Comment No. 13: Please provide a general discussion of what types of investments, such as commodities, the subsidiary plans to make.

Response: The “Subsidiary risk” disclosure in the “Principal risks” section states that “[t]he investments held by the subsidiary are generally similar to those that are permitted to be held by the fund and are subject to the same risks that apply to similar investments if held directly by the fund.” The Trust respectfully submits that this disclosure is sufficient.

Comment No. 14: You noted that the current disclosure regarding derivatives is generic and asked the Trust to identify the specific derivatives to be used by the fund and the principal risks resulting from the use of those derivatives.

Response: The “Derivatives risk” disclosure and the “Derivatives” disclosure have been revised to identify specific derivatives, such as credit default swaps, to be used by the fund and the principal risks resulting from the use of such derivatives. The revised disclosure appears in the Appendix to this letter.

Principal risks

Comment No. 15: Please update the disclosure under “Exchange-traded funds risk” to include additional risks of investing in ETFs, such as trading halts.

Response: The disclosure has been clarified as requested, per the following (revised language is bolded and italicized):

Exchange-traded funds risk. Investing in ETFs will give the fund exposure to the securities comprising the index on which the ETF is based and will expose the fund to risks similar to those of investing directly in those securities. Unlike shares of typical mutual funds or unit investment trusts, ~~S~~shares of ETFs are traded on an exchange~~s~~  and may trade throughout a trading day. ETFs are bought and sold based on market values and not at net asset value, and therefore, may trade at either a premium or discount to net asset value. However, the trading prices of index-based ETFs tend to closely track the actual net asset value of the underlying portfolios. The fund will generally gain or lose value on holdings of an ETF consistent with the performance of the index on which the ETF is based. The fund will indirectly bear its proportionate share of the management fees and other expenses that are charged by an ETF in addition to the management fees and other expenses paid by the fund. The fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs. An ETF may not replicate exactly the performance of the benchmark index it seeks to track for a number of reasons, including transaction costs incurred by the ETF, the temporary unavailability of certain index securities in the secondary market or discrepancies between the ETF and the index with respect to the weighting of securities or the number of securities held. ETFs that invest in commodities may be, or may become, subject to regulatory trading limits that could hurt the value of their securities. Some commodity ETFs also invest in commodity futures, which can lose money even when commodity prices are rising. Investments in ETFs are subject to the risk that the listing exchange may halt trading of an ETF’s shares, in which case the fund would be unable to sell its ETF shares unless and until trading is resumed.

Comment No. 16: Please revise the disclosure under “Liquidity risk” to address the specific investments that pose that risk, such as investments in hedge funds.

Response: The Trust respectfully declines to revise this disclosure as the Trust believes that the current disclosure is sufficient. As noted above, investments in hedge funds are not a principal investment strategy of the fund.

Comment No. 17: Please clarify the disclosure under “Subsidiary risk” to state that the principal risks of a fund that invests in a subsidiary are dependent on the risks of the subsidiary as well. The principal investment strategies and risk disclosure of a fund that invests in a subsidiary should reflect the aggregate operations of the fund and the subsidiary.

Response: The “Subsidiary risk” disclosure in the “Principal risks” section states that “[b]y investing in a wholly-owned subsidiary, the fund is indirectly exposed to the risks associated with the subsidiary’s investments. The investments held by the subsidiary are generally similar to those that are permitted to be held by the fund and are subject to the same risks that apply to similar investments if held directly by the fund.” The Trust confirms that all of the principal investment strategies and principal risks of the subsidiary that constitute principal investment strategies and principal risks of the fund are disclosed as such in the fund’s Prospectus. The Trust respectfully submits that this disclosure is sufficient.

Performance

Comment No. 18: You noted that the disclosure states that the fund compares its performance to that of a “composite index” and asked the Trust to clarify that this composite index is an additional index separate from the first two benchmark indices.

Response: The disclosure has been revised as follows (revised language is bolded and italicized) : “The fund also compares its performance to that of a composite index consisting of 60% Morgan Stanley Capital International (‘MSCI’) World Index (Gross) and 40% Bloomberg Barclays U.S. Aggregate Index (the ‘60/40 Composite Index’).”

Management

Comment No. 19: You noted that the statement that the portfolio managers for the fund “since its inception” was unclear and asked that the Trust indicate the number of years the portfolio managers have been managing the fund or the year they started managing the fund.

Response: The disclosure for Mr. Zuehlsdorff has been amended to change “since its inception” to “since 2009.” The disclosure has also been updated to replace Mr. Pillersdorf with Michael Golino, who has been the portfolio manager for the fund “since 2018.”

More on the fund’s investment strategies, investments and risks

Comment No. 20: Please distinguish the principal investment strategies, investments and risks from those considered non-principal.

Response: The Trust respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The fund’s principal investment strategies and risks are summarized in the summary section of the prospectus and are described in full under “More on the fund’s investment strategies, investments and risks.” The Trust does not believe that breaking the section into two additional subsections would be useful to the investor when the principal strategies and risks are already summarized in the summary section of the prospectus.

Comment No. 21: You noted that the disclosure in Item 4 and Item 9 of Form N-1A is almost identical. You requested that we revise the disclosure to provide a summary in response to Item 4 and more detailed information in response to Item 9, consistent with IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: As noted above, the Trust respectfully submits that the current disclosure is consistent with the requirements of Form N-1A. The fund’s principal investment strategies and risks are summarized in the summary section of the prospectus and are described in full under “More on the fund’s investment strategies, investments and risks.” The Trust does not believe that breaking the section into two additional subsections would be useful to the investor when the principal strategies and risks are already summarized in the summary section of the prospectus.

Comment No. 22: Please revise the “Bank loans” disclosure to state that it may take longer than seven days to settle transactions in bank loans, and that bank loans may not be securities and thus may not receive protections under the Federal securities laws. If investments in bank loans are considered a principal strategy, disclose how investments in bank loans may impact the fund’s short-term liquidity needs.

Response: The fund’s direct investments in bank loans are expected to be less than five percent of its assets, and as a result all references to bank loans, including the “Bank loans” disclosure, has been removed from the Prospectus. However, the Trust confirms that the risk disclosure related to bank loans, including the statement that loans may not be considered “securities” for certain purposes and purchases, has been retained in the SAI.

Comment No. 23: Please consider revising the “Commodity-linked derivative instruments” disclosure to state that such investments are made through the subsidiary.

Response: The “Commodity-linked derivative instruments” disclosure has been revised to add the following last sentence: “The fund may invest in commodity-linked derivative instruments either directly or through the subsidiary.”

Comment No. 24: If investing in fixed-income securities is a principal strategy of the fund, please disclose the fund’s policy with respect to maturity or duration of its fixed-income investments, including a definition of duration and an example of what it means.

Response: The disclosure has been clarified in both the summary section of the Prospectus (under “Principal investment strategies”) and the Prospectus (under “More on the fund’s investment strategies, investments and risks”) by adding the following language: “The fund may hold fixed income instruments of any maturity or duration. Duration is a measure of the underlying portfolio’s price sensitivity to changes in prevailing interest rates.”

Comment No. 25: Please revise the “Hedge fund strategies” disclosure in “plain English.”

Response: The disclosure has been clarified as requested. The revised disclosure appears in the Appendix to this letter.

Comment No. 26: If the fund has exposure to subprime investments, please include disclosure about such investments and combine that disclosure with any disclosure about real estate investment trusts (“REITs”).

Response: The Trust confirms that the fund does not currently, and does not expect to in the future, have exposure to subprime investments. Please note, however, that the fund may own securities in which there is embedded subprime exposure, such as closed-end funds and mortgage REITs.

Comment No. 27: Please carve out borrowings from the “Percentage and other limitations” disclosure.

Response: The “Percentage and other limitations” subsection of the Prospectus states that the referenced language applies only to the investment limitations that are described “in this Prospectus.” The fund’s investment limitation on borrowings is described only in the fund’s SAI. The Trust respectfully believes its current disclosure is sufficient.

Comment No. 28: Please revise the “Selection process” section in “plain English.”

Response: The disclosure has been clarified as requested. The revised disclosure appears in the Appendix to this letter.

More on the fund’s investment strategies, investments and risks — More on risks of investing in the fund

Comment No. 29: In the “Derivatives risk” disclosure, please confirm that to the extent the fund writes credit default swaps, the fund will cover the full notional amount of the swap.

Response: We note the staff’s position regarding coverage of credit default swaps that the fund sells, and the Trust supplementally confirms that the fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Inv. Co. Act Rel. No. 10666 (Apr. 18, 1979), the staff’s related no-action letters, and other published staff interpretative materials.

Comment No. 30: Please clarify what the private letter ruling referenced in the “Subsidiary risk” disclosure provides with respect to undistributed income from the subsidiary being qualifying income.

Response: The “Subsidiary risk” disclosure has been revised in the summary section of the Prospectus as well as the Prospectus, as follows (revised language in bold and italics):

Summary section of the Prospectus – Subsidiary risk

Subsidiary risk. By investing in a wholly-owned subsidiary, the fund is indirectly exposed to the risks associated with the subsidiary’s investments. The investments held by the subsidiary are generally similar to those that are permitted to be held by the fund and are subject to the same risks that apply to similar investments if held directly by the fund. To receive pass-through tax treatment as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”), the fund must, among other things, derive at least 90% of its gross income for each taxable year from sources treated under the Code as “qualifying income.” Although the Internal Revenue Service (the “Service”) has issued to the fund a private letter ruling stating that the income and gain the fund is treated as earning from a wholly-owned subsidiary is such “qualifying income,” proposed tax regulations, if finalized in current form, would effectively revoke the fund’s private letter ruling and would require the wholly-owned subsidiary to distribute its annual net profit, if any, to the fund each year in order for the fund to treat that income as qualifying income. ~~Proposed tax regulations if finalized in current form would require that the wholly-owned subsidiary distribute its annual net profit, if any, to the fund.~~ There can be no assurance that the ~~Internal Revenue Service (the “~~Service~~”)~~ will treat the annual net profit realized by the wholly-owned subsidiary and imputed for income tax purposes to the fund as “qualifying income” for purposes of the fund remaining qualified as a regulated investment company for U.S. federal income tax purposes. If the Service makes an adverse determination relating to the treatment of such income and gain, the fund would ~~will~~ likely need to change its investment strategies, which could adversely affect the fund. Changes in the laws of the Cayman Islands, under which the subsidiary is organized, or changes in the laws of the United States, could prevent the subsidiary from operating as described in this Prospectus and could negatively affect the fund and its shareholders. ~~There may also be federal income tax risks associated with the fund’s investment in a wholly-owned subsidiary.~~

Prospectus – Subsidiary risk

Subsidiary risk.

…

To receive pass-through tax treatment as a regulated investment company under the Code, the fund must, among other things, derive at least 90% of its gross income for each taxable year from sources treated under the Code as “qualifying income.” Although the Service has issued to the fund a private letter ruling stating that the income and gain the fund is treated as earning from a wholly-owned subsidiary is such “qualifying income,” proposed tax regulations, if finalized in current form, would effectively revoke the fund’s private letter ruling and would require ~~that~~ the wholly-owned subsidiary to distribute its annual net profit, if any, to the fund each year in order for the fund to treat that income as qualifying income. If the Service were to issue further guidance, or Congress enact legislation ~~revoke the fund’s ruling~~, such that the fund’s income from the subsidiary would no longer be considered “qualifying income,” the fund would ~~will~~ likely need to change its investment strategies, which could adversely affect the fund. The tax treatment of income from commodity-related investments and the fund’s income from the subsidiary also may be adversely affected by future legislation, Treasury Regulations, and/or guidance issued by the Service that could affect the character, timing, and/or amount of the fund’s taxable income or capital gains and distributions it makes.

More on fund management — Additional information

Comment No. 31: Please remove the word “explicitly” from the following sentence: “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.” (emphasis added) The staff takes the position that shareholders cannot waive any rights conferred by federal or state securities laws, either explicitly or implicitly.

Response: The disclosure currently states that: “Neither this Prospectus nor the SAI is intended to give rise to any contract rights or other rights in any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.” The statement does not assert that rights conferred by federal and state securities laws can be waived. It states only that the Prospectus and the SAI do not give rise to a contract with the shareholder, and that the shareholder’s rights under the Prospectus and SAI are based on federal and state securities laws. Nevertheless, the Legg Mason funds will consider making a complex-wide disclosure change to clarify this disclosure.

Redeeming shares – Redemption proceeds

Comment No. 32: Per the new disclosure requirements of Item 11(c)(8) of Form N-1A, if the fund redeems in-kind, please add relevant detail to the disclosure regarding in-kind redemptions, including, for example, whether redemptions in kind will be pro rata slices of the fund’s portfolio, individual securities or a representative basket of securities.

Response: We note that the Legg Mason funds complex has carefully considered the amendments to Form N-1A adopted in 2016 (see “Investment Company Liquidity Risk Management Programs,” Inv. Co. Act Rel. No. 32315 (Oct. 13, 2016) (the “Release”)) and made several disclosure updates in its Prospectus, including the addition of disclosure describing the circumstances when the fund may redeem in kind and the potential use of short-term borrowing arrangements. The Trust, therefore, believes that appropriate consideration has been given to the Release, and has carefully considered the disclosure requirements. In response to the staff’s comments, the following disclosure has been added to the SAI: “The securities delivered may not be representative of the entire fund portfolio, may represent only one issuer or a limited number of issuers and may be securities which the fund would otherwise sell.” We believe that this information more appropriately belongs in the SAI.

SAI

Investment Policies—Fundamental Investment Policies

Comment No. 33: The interpretation of the fundamental investment policy relating to concentration states that “The fund intends to include its investments in securities of other industry-specific investment companies for purposes of calculating the fund’s industry concentration, to the extent practicable.” Please revise this disclosure to reflect the staff’s position that the fund should look through all of its investments in investment companies, whether affiliated or unaffiliated, for purposes of calculating its concentration.

Response: The Trust respectfully declines to make the requested change. The Trust is not aware of any formal SEC guidance or legal requirement for an investment company to look through to the holdings of underlying investment companies when determining compliance with its own concentration policy and believes that its interpretation is consistent with those of certain other registrants.

Comment No. 34: You noted that the interpretation of the fundamental investment policy relating to concentration states that the policy will be interpreted to permit certain types of investments without limit, including securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions. You asked the Trust to exclude private activity municipal securities with respect to which principal and interest payments are principally derived from non-governmental entities from the list of municipal securities not subject to the concentration limitation.

Response: The Trust respectfully submits that the explanation of the fund’s concentration policy in the SAI is fully consistent with Section 8(b)(1)(E) of the 1940 Act and the position taken by the staff in “Diversification and Concentration for Tax-Exempt Mutual Funds,” Inv. Co. Act Rel. No. 9785 (May 31, 1977) (“Release 9785”) and that no revision is necessary. Release 9785 states that a fund’s concentration policy should make clear whether tax-exempt bonds issued by non-governmental users are excluded from the policy. As discussed in Release 9785, the fund’s disclosure clearly states that the concentration policy will be interpreted to exclude “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.”

Management

Comment No. 35: You asked that the fund disclose the dollar amount of subadvisory fees paid for the last three fiscal years in addition to the subadvisory fee rates as required by Item 19(a)(3) of Form N-1A.

Response: The Trust respectfully submits that this disclosure is not required by Form N-1A. Item 19(a)(3) requires disclosure of “the total dollar amounts that the fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).” The SAI makes clear that the fund pays the manager and the manager pays the subadvisers out of its management fees. The fund does not pay the subadvisers. The Trust respectfully notes that the subadvisory fee rates are disclosed.

*         *         *         *

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Cc:	Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Tara Gormel, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Neesa P. Sood, Esq., Willkie Farr & Gallagher LLP

Juliet M. Han, Esq., Willkie Farr & Gallagher LLP

APPENDIX

Response to Comment No. 6 and Comment No. 11

Principal investment strategies

The fund typically will invest, directly in securities or other instruments or through underlying funds, including exchange-traded funds (ETFs), in the following manner:

•	50% to 100% of its total assets in alternative investments, including commodities, real estate assets, infrastructure assets, foreign currencies and hedge fund strategies

•	0% to 50% of its total assets in equity-related investments

•	0% to 50% of its total assets in fixed income-related investments

•	0% to 40% in cash and cash equivalents

The fund may seek both long and short exposures to equities, fixed income, structured credit, currencies, commodities, real estate assets, infrastructure assets and other real assets. A “long” exposure will benefit the fund when the underlying asset increases in price. A “short” exposure will benefit the fund when the underlying asset decreases in price. The fund will typically invest in multiple ~~discrete~~ styles of hedge fund investing~~, including, but not limited to, global macro (including discretionary and systematic macro), managed futures,~~ that may involve investment techniques and strategies that are different from the strategies used by typical mutual funds. The fund may employ an asset allocation strategy that seeks to exploit perceived inefficiencies or imbalances in equity ~~long-short~~, fixed income ~~long-short, distressed debt and event driven strategies~~or other asset classes in any region or country. The fund may also employ various portfolio hedging strategies, including ~~short-biased, volatility and tail-risk~~ strategies and products that are expected to produce positive returns in adverse market environments or that are used to limit volatility. The fund may hold fixed income instruments of any maturity or duration. Duration is a measure of the underlying portfolio’s price sensitivity to changes in prevailing interest rates.

The fund may not invest more than 10% of its total assets in any one investment considered by EnTrustPermal Partners Offshore LP (“EPOLP”) to be an alternative investment.

~~The composition of the fund’s investment portfolio will vary over time, based on, among other things, quantitative and qualitative techniques and risk management guidelines. The fund may employ an asset allocation strategy to exploit perceived inefficiencies or imbalances in equity, fixed income or other asset classes in any region or country.~~ EPOLP will allocate assets to securities and other instruments, various ETFs or other underlying funds which, in its opinion, are consistent with ~~its guidelines~~the fund’s investment policies and strategies and invest in the markets and strategies as identified by its thematic asset allocation process.

The fund may obtain exposure to investment strategies (including hedge fund strategies) through the use of one or more total return swaps through which the fund makes payments to a counterparty (at either a fixed or variable rate) in exchange for receiving from the counterparty payments that reflect the return of a “basket” of securities, derivatives or commodity interests.

The fund may not invest more than 10% of its total assets either directly or through swaps in any one investment considered by EPOLP to be an alternative investment.

The fund and certain ETFs or other underlying funds may engage in active and frequent trading to achieve their principal investment strategies, resulting in high portfolio turnover.

Response to Comment No. 14

Principal Risks

Derivatives risk. Using derivatives can increase fund losses and reduce opportunities for gains when market prices, interest rates, currencies or the derivatives themselves behave in a way not anticipated by the fund. Using derivatives also can have a leveraging effect and increase fund volatility. Certain derivatives have the potential for unlimited loss, regardless of the size of the initial investment. Derivatives may be difficult to sell, unwind or value, and the counterparty may default on its obligations to the fund. Derivatives are generally subject to the risks applicable to the assets, rates, indices or other indicators underlying the derivative. The value of a derivative may fluctuate more than the underlying assets, rates, indices or other indicators to which it relates. Use of derivatives may have different tax consequences for the fund than an investment in the underlying security, and those differences may affect the amount, timing, and character of income distributed to shareholders. The U.S. government and foreign governments are in the process of adopting and implementing regulations governing derivatives markets, including mandatory clearing of certain derivatives, margin and reporting requirements. The ultimate impact of the regulations remains unclear. Additional regulation of derivatives may make derivatives more costly, limit their availability or utility, otherwise adversely affect their performance or disrupt markets.

Credit default swap contracts involve heightened risks and may result in losses to the fund. Credit default swaps may be illiquid and difficult to value, and they increase credit risk since the fund has exposure to both the issuer whose credit is the subject of the swap and the counterparty to the swap.

More on the fund’s investment strategies, investments and risks

Derivatives

The fund may~~, but need not, use derivative contracts . Derivatives are financial instruments whose value depends upon, or is derived from, the value of an asset, such as one or more underlying investments, indexes or currencies. The fund may~~ engage in a variety of transactions using derivatives, such as futures and options on U.S. and non-U.S. securities, securities indexes, interest rates ~~or~~, currencies, or commodities, options on these futures ~~and~~, forward foreign currency contracts and swaps (including buying and selling credit default swaps). Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying investments, indexes or currencies. Derivatives may be used by the fund for any of the following purposes:

•	As a hedging technique in an attempt to manage risk in the fund’s portfolio

•	As a substitute for buying or selling securities

•	As a means of changing investment characteristics of the fund’s portfolio

•	As a means of enhancing returns

•	As a cash flow management technique

•	As a means of providing additional exposure to types of investments or market factors

The fund from time to time may sell protection on debt securities by entering into credit default swaps. In these transactions, the fund is generally required to pay the par (or other agreed-upon) value of a referenced debt security to the counterparty in the event of a default on or downgrade of the debt security and/or a similar credit event. In return, the fund receives from the counterparty a periodic stream of payments over the term of the contract. If no default occurs, the fund keeps the stream of payments and has no payment obligations. As the seller, the fund would effectively add leverage to its portfolio because, in addition to its net assets, the fund would be subject to loss on the par (or other agreed-upon) value it had undertaken to pay. Credit default swaps may also be structured based on an index or the debt of a basket of issuers, rather than a single issuer, and may be customized with respect to the default event that triggers purchase or other factors (for example, a particular number of defaults within a basket, or defaults by a particular combination of issuers within the basket, may trigger a payment obligation).

The fund may buy credit default swaps to hedge against the risk of default of debt securities held in its portfolio or for other reasons. As the buyer of a credit default swap, the fund would make the stream of payments described in the preceding paragraph to the seller of the credit default swap and would expect to receive from the seller a payment in the event of a default on the underlying debt security or other specified event.

Using derivatives, especially for non-hedging purposes, may involve greater risks to the fund than investing directly in securities, particularly as these instruments may be very complex and may not behave in the manner anticipated by the fund. Certain derivative transactions may have a leveraging effect on the fund.

Use of derivatives or similar instruments may have different tax consequences for the fund than an investment in the underlying security, and those differences may affect the amount, timing, and character of income distributed to shareholders.

~~A derivative contract will obligate or entitle the fund to deliver or receive an asset or cash payment based on the change in value of one or more investments, indexes or currencies.~~ When the fund enters into derivatives transactions, it may be required to segregate assets or enter into offsetting positions, in accordance with applicable regulations. Such segregation ~~is not a hedging technique and~~ will not limit the fund’s exposure to loss~~. The~~, however, and the fund will~~, therefore,~~ have investment risk with respect to both the derivative itself and the assets that have been segregated to ~~offset~~cover the fund’s derivative exposure. If the segregated assets represent a large portion of the portfolio of the fund, this may impede portfolio management or the ability of the fund to meet redemption requests or other current obligations.

Instead of, and/or in addition to, investing directly in particular securities, the fund may use derivatives and other synthetic instruments that are intended to provide economic exposure to securities, issuers or other measures of market or economic value. The fund may use one or more types of these instruments without limit to the extent consistent with the fund’s investment strategy and policies.

The fund’s subadviser may choose not to make use of derivatives.

The fund may obtain exposure to investment strategies (including hedge fund strategies) through the use of one or more total return swaps through which the fund makes payments to a counterparty (at either a fixed or variable rate) in exchange for receiving from the counterparty payments that reflect the return of a “basket” of securities, derivatives or commodity interests ~~actively managed by a third-party investment manager identified by EPOLP~~. The total return swap, and fees and expenses relating to the swap (including administrative and other fees charged by the counterparty and management and/or performance fees associated with the index), typically would be based on a notional amount. The fund would not bear any fees or expenses relating to a total return swap directly; instead, those fees and expenses will reduce the return that the fund earns from investing in the total return swap. The fund may not invest more than 10% of its total assets either directly or through swaps in any one investment considered by EPOLP to be an alternative investment. In addition, the fund may not invest more than 10% of its total assets in the notional value of swaps seeking to replicate the returns of one or more specific hedge funds.

Unless otherwise noted, the fund will, in determining compliance with any percentage limitation or requirement regarding the use or investment of fund assets, take into account the market value of its derivative positions that are intended to reduce or create exposure to the applicable category of investments.

Response to Comment No. 25

Investments in hedge fund strategies

The fund may employ a broad variety of hedge fund strategies, including but not limited to those set forth below.

Global fixed income strategies. Such strategies may include fundamental long-short credit, capital structure arbitrage, high yield debt and non-U.S. debt.

Fundamental long-short credit: ~~These strategies involve~~Involve performing intensive bottom up credit research on, among other factors, an issuer’s industry and company-specific fundamental drivers, its financial condition, sources of liquidity, access to capital markets and potential ratings changes by credit agencies. Based on this analysis, the subadviser may decide to take a ~~directional position, either~~ long or short~~,~~ position in a company’s debt securities. These strategies typically ~~identify specific catalysts in order~~seek to exploit ~~these situations~~a specific catalyst (e.g., exchange offers, workouts, financial reorganizations or other special credit event-related situations).

Capital structure arbitrage: ~~These strategies involve~~Involve the same intensive bottom up credit research on an issuer described above under “Fundamental long-short credit.” Based on this analysis, the subadviser looks for inefficiencies in the relative pricing of securities within the same capital structure and may take a long position in a debt security, typically senior in the capital structure (e.g., bank debt or senior bond) and a parallel short position in another security, typically a subordinated bond, convertible bond, preferred stock or common stock.

High yield debt: ~~These strategies involve~~Involve investing predominantly in the debt of ~~financially troubled, or stressed,~~ companies~~. These companies are~~ generally experiencing financial difficulties that have either led to a default on their indebtedness or increased the likelihood of default. The subadviser will generally consider, among other factors, the price of the security, the ~~prospects of the company, the~~ company’s history and prospects, management and current conditions when making investment decisions.

Non-U.S. debt: ~~Non-U.S. debt investing involves purchasing~~ Generally invest in debt securities issued predominantly by non-U.S. (including emerging markets) corporations or ~~non-U.S.~~ governments or guaranteed by non-U.S. governments or any agencies thereof . ~~These strategies generally consist of investing in non-U.S. fixed income portfolios and/or emerging markets debt securities.~~ Given the markets in which they invest, a significant portion of the strategies may be invested in restricted securities for which a market may not be readily available. Further, an investment in bonds issued by foreign governments or corporations may carry, among other things, significant geopolitical risks, legal risks, currency risks (e.g., significant devaluations) and liquidity risks (e.g., lack of developed trading markets). ~~To~~Certain hedging tools may be used to mitigate some of this risk, ~~non-U.S. debt strategies may use certain hedging tools,~~ but there can be no assurance that any such hedging techniques will be successful.

Corporate event-driven strategies~~. Event-driven strategies can include risk arbitrage, special situations, activist, distressed/stressed debt and equity and private placements.~~ : Such strategies maintain positions in companies currently or potentially involved in a wide variety of corporate transactions. Event-driven exposure can include a combination of equity markets, credit markets and idiosyncratic, company-specific developments. The outcome of the investment is predicated on an event or catalyst. Event-driven strategies can include risk arbitrage, special situations, activist, distressed/stressed debt and equity and private placements.

Risk arbitrage~~. Seeks~~: Seek to exploit the change in the price of a firm’s securities as a result of a takeover or merger~~. Typically, such a strategy will take~~, by typically taking long positions in the securities of the target firm and short positions in the securities of the acquiring firm.

Special situations~~. Involves~~: Involve investing in securities of issuers that are engaged in, or expected to experience, certain special events such as restructurings, spin-offs, liquidations, privatizations, stock buybacks, bond rating changes from credit agencies, and earnings surprises, ~~all~~ with the intention of profiting from the outcome of such events.

Activist strategies~~. Relies on the ability to use~~: Involve taking a significant economic stake in the instruments of a company to influence management and corporate decisions in such a way as to increase the value of the holdings (e.g., seeking management changes, selling business units, securing special dividends and influencing financial restructurings). Activist strategies may attempt to obtain representation on a company’s board of directors to impact the firm’s policies or strategic direction. They can employ an investment process primarily focused on opportunities in equity and equity-related instruments of companies that are currently or prospectively engaged in a corporate transaction or other catalyst-oriented situation.

Distressed/Stressed debt and equity~~. This strategy focuses~~: Focus on investing in ~~debt or equity~~ securities of companies that are either experiencing financial distress or whose credit quality is poor but expected to improve~~. The~~, with the objective of ~~this strategy is to obtain~~obtaining profits based upon the perceived material difference between the market value and intrinsic value of these securities, which is calculated based upon an analysis of the relevant assets and liabilities along with a company’s future projected cash flows.

Private placements~~. A strategy may invest~~: Involve investing in privately placed securities, such as structured discount convertible securities~~. Normally, such securities are~~, that are normally privately offered by a company in need of timely financing. Such strategies generally will hedge with purchases of registered common stock until the registration becomes effective and then liquidate the position gradually.

Long-equity strategies: Involve the purchase of equity and equity-linked instruments in global markets. Long equity strategies may focus on a particular capitalization range (e.g., small cap vs. large cap) or ~~a particular~~ industry sector (e.g., healthcare, technology or consumer products), may employ a specific investment style (e.g., value vs. growth) or may pursue a broad mandate~~, investing in securities~~ without specific regard for ~~their issuers’~~ capitalization, sector or geography. Some equity strategies may use dynamic equity strategies to create long-biased holdings in potentially favorable positions, sectors or countries. In addition to long equity investments, dynamic equity strategies generally hedge long positions and employ additional instruments, such as bonds, options, preferred securities and convertible securities.

Long equity strategies typically seek to capitalize on discrepancies between an evaluation of the intrinsic value of an equity security and assessment of the forward-looking prospects of the issuer of such security, ~~on the one hand,~~ and the consensus view reflected in the market price of such security~~, on the other hand~~. Some strategies also may seek to extract value by being more trading-oriented or catalyst-driven.

Equity long/short~~. Equity long/short strategies may~~: May employ strategies similar to long-equity strategies, but combine long positions with short sales. ~~Equity long/short~~Such strategies are among the non-traditional absolute return strategies, a distinguishing feature of which is their focus on absolute performance objectives as compared to measuring performance on a relative basis. Absolute return strategies seek to generate returns that are uncorrelated with traditional performance benchmarks and seek to achieve positive returns even in declining market conditions.

Opportunistic equity~~. Opportunistic equity strategies~~: Invest predominantly ~~invest~~ in equity securities in all global markets~~, including U.S. domestic markets. These strategies will~~ and opportunistically allocate capital to those markets ~~around the world~~ which present the best opportunities for profit based on either fundamental company valuation analysis or perceived macroeconomic shifts.

Short sales~~. A short sale involves~~: Involve the sale of a security that ~~a strategy does~~is not ~~own~~owned with the expectation of purchasing the same security at a later date at a lower price. This strategy may sell short the stock of companies whose fundamentals, liability profile or growth prospects do not support current public market valuations. Short selling relies on, among other things, fundamental analysis, in-depth knowledge of accounting, an understanding of public market pricing and/or industry research.

Global macro strategies: Seek to profit from changes in global financial markets and take positions to take advantage of changes in interest rates, exchange rates, liquidity and other macroeconomic factors. Investments may be either long or short in ~~securities, derivative contracts or options, and may be in~~ equities, fixed income markets, currencies ~~or~~, commodities, derivative contracts or options. This category is composed of three major management strategies: discretionary strategies, systematic strategies and natural resources strategies.

Discretionary strategies: ~~Discretionary global macro strategies seek~~Seek to profit by capturing market moves throughout a broad universe of investment opportunities~~. These opportunities~~, which include financial markets, such as global equity, currency, and fixed income markets, as well as non-financial markets, such as ~~the~~ energy, agricultural and metals ~~markets. Such a strategy~~ . Positions may be long and short in different markets and/or more concentrated in a limited number of markets at any one time. Leverage may be used. Such strategies may utilize a combination of fundamental market research and information in conjunction with quantitative modeling to identify opportunities ~~that exist within the markets. While the markets it invests in may be diverse, this strategy may hold more concentrated positions in a limited number of markets at any one time. Positions may be long and short in different markets, and such a strategy may employ leverage.~~.

Systematic strategies: ~~Systematic global macro strategies employ~~Employ proprietary or other models to identify opportunities that exist within a diverse group of financial and non-financial markets and establish positions based on the models. ~~While subjective~~Subjective investment ~~decisions are made, such~~ decisions are the result of a heavier reliance upon models than is the case with discretionary strategies and the ~~vast~~ majority of trading decisions are executed without discretion. Systematic strategies tend to hold positions in several markets at the same time, may be both long and short and ~~tends~~tend to use leverage when establishing positions.

“Natural resources trading” strategies: ~~Commodity trading~~Such strategies generally invest on a global basis in a portfolio of securities, commodities and derivative instruments, which include but are not limited to energy, chemicals, agriculture, food, precious metals, industrial materials (and their related support industries, including oil service, mining equipment, forest products, building/construction materials, ferrous and non-ferrous metals, petrochemicals and plastics) and related industries and manufacturing (e.g., homebuilding, automobile manufacturing and auto parts, shipbuilding and construction and construction engineering). Natural resources trading includes commodities and futures, forward, option and swap contracts in agricultural, metals and energy items, among other commodities, while equity investments include securities of companies that produce, process, convert, transport and service such commodities.

In pursuit of macro strategies, the fund may also employ the following strategies:

“Momentum investing” or “trend-following” strategies: ~~“Momentum investing” or “trend- following” strategies attempt~~Seek to take advantage of the observable tendency of the markets to trend and ~~to tend to~~ make exaggerated ~~movements in both~~ upward and downward ~~directions. These exaggerated~~ movements that can be thought of as resulting from the influence of crowd psychology, or the herd instinct, among market participants. This strategy primarily trades futures, options and forward contracts, though it may take positions in cash, equity securities, investment companies and derivative securities. This strategy may use leverage when establishing positions and hold positions in several markets at the same time.

Other quantitative strategies: ~~Other quantitative strategies seek~~Seek to profit from discrepancies in the valuations of instruments and asset classes caused by differences in macroeconomic fundamentals and technical factors, both across and within countries using a combination of fundamental, technical, macroeconomic data and linear and nonlinear forecasting models. Such strategies may invest primarily in broad-based equity and fixed income index futures and options, currency futures and options, commodity futures and options and swaps, and may also invest in stocks, bonds, currencies, commodities and other instruments, in an opportunistic model-driven fashion.

Relative value strategies: Include volatility arbitrage and fixed income hedge strategies.

Volatility arbitrage: Trades volatility as an asset class. Exposures may be long, short or neutral to the direction of implied volatility. ~~Volatility arbitrage~~Such strategies may be either directional or relative value in nature—specifically, directional volatility arbitrage strategies seek to express a view on the likely trend of implied volatility across various asset classes including equities, foreign exchange, interest rates and commodities, whereas relative value volatility arbitrage strategies seek to exploit mispricings between multiple options or instruments containing implied volatility. ~~Volatility arbitrage managers~~Such strategies typically invest in derivative instruments including options and variance swaps.

Fixed income hedge~~. Fixed income hedge strategies typically invest~~: Typically take long and short positions primarily in corporate debt instruments across the capital structure of companies, based on fundamental credit analysis. These strategies have flexible mandates allowing them to invest in a large variety of corporate debt securities, enter short positions, employ leverage, run concentrated portfolios and hedge credit and interest rate risk in their books. ~~Although fixed income hedge strategies invest a portion of their portfolios in investment grade debt, they~~They typically focus on high yield lower-rated corporate debt and distressed debt, but may invest in investment grade debt.

Fixed income arbitrage~~.~~: Attempts to capture mispricing within and across global fixed income markets and associated derivatives. Value may be added by taking advantage of advantageous tax provisions, yield curve anomalies, volatility differences and arbitraging bond futures versus the underlying bonds (basis trading). Typically, a large amount of leverage is used to enhance returns.

Convertible arbitrage. Seeks to profit from the mispricing of the embedded option in a convertible bond. Frequently, this strategy is characterized by a long convertible position and corresponding short position in the underlying stock. Convertible arbitrage may use low or high levels of leverage ~~depending upon the specific securities held by the fund~~.

Managed futures strategies: Seek to generate positive total returns in rising or falling markets that are not directly correlated to broad market equity or fixed income returns. Managed futures strategies invest in a wide variety of futures contracts and futures-related instruments across different asset classes, including commodities, currencies, fixed income and equities. Managed futures strategies can take long or short positions in any of these instruments and seek to benefit if the price of the underlying instrument rises or falls.

Response to Comment No. 28

Selection process

EPOLP will allocate assets directly to securities ~~and other instruments,~~, including underlying funds (including ETFs) and cash securities (including repurchase agreements, money market mutual funds and U.S. treasury bills) and other instruments, which, in its opinion, are consistent with its thematic allocation process and ~~investment guidelines. The composition of~~ the fund’s investment ~~portfolio will vary over time, based on, among other things, quantitative and qualitative techniques and risk management guidelines that seek exposure to alternative investments, including commodities, real estate assets, infrastructure assets, foreign currencies, hedge fund strategies, global equities, fixed income securities and cash and cash equivalents~~strategies . The fund may employ an asset allocation strategy that seeks to exploit perceived inefficiencies or imbalances in equity, fixed income or other asset classes in any region or country.

The fund will remain flexible in its use of investment strategies and investment themes or techniques and investments and will be managed from both a top-down and bottom-up perspective.

1. From a top-down perspective, the allocation will reflect the views of the EnTrustPermal Global Investment Committee, which considers various qualitative and quantitative factors relating to the global economy and their impact on global equity, fixed income, currency and commodity markets. The factors used to develop ~~a~~the fund’s target asset allocation include, but are not limited to, current and forecasted economic growth rates, interest rates and inflation trends for U.S. and foreign economies.

2. Tactical allocation decisions are supported by various market specialists within EPOLP and take into consideration relative valuation differentials between regions and asset classes and the potential return given the anticipated level of risk inherent in each asset class.

3. From a bottom-up perspective, allocation decisions may consider, among other things, risk/reward, liquidity, trading volume, correlation, leverage and other investment statistics.